FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _____

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 2, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Capital reduction - notice of completion

In previous updates on 30 April 2018 and 10 May 2018 on various steps being implemented as part of the ring-fencing strategy of The Royal Bank of Scotland Group plc (“RBSG” and, together with its subsidiaries, "RBS Group"), RBS Group announced its intention to undertake a court-approved capital reduction of NatWest Markets Plc ("NatWest Markets").

NatWest Markets announces that the reduction of its share capital and cancellation of its share premium account and capital redemption reserve (the “Reduction”) is now effective following the confirmation of the Reduction by the Court of Session, Edinburgh on 29 June 2018 and the registration of the court order with the Registrar of Companies in Scotland on 2 July 2018. This follows approval of the Reduction by special resolution of NatWest Markets passed at a general meeting of NatWest Markets on 3 May 2018.

As a result of the Reduction, 6,209 million ordinary shares of £1 each in NatWest Markets, the balance of its share premium account (approximately £27,692 million as at 3 May 2018) and the balance of its capital redemption reserve (approximately £0.1 million as at 3 May 2018) have been cancelled.

The Reduction included the return of capital to RBSG in the form of the entire issued share capital of NatWest Holdings Limited (the intermediate holding company of the future ring-fenced sub-group), effectively separating the ring-fenced sub-group from the multiple RBS Group entities outside of the ring-fence, as required by the ring-fencing legislation. A return of capital in cash has also been made to RBSG with the balance of the capital reduced creating distributable reserves.

On a pro forma basis, the Reduction would have caused the NatWest Market’s CET1 ratio at 31 May 2018 to reduce from 21.1% to 18.9%, as depicted in the table below. There will continue to be further distributions to RBSG in line with the RBS Group’s internal capital management plan and stated capital targets.

	31 March 2018 as announced	31 May 2018 actual post the execution of the First RBS Ring-fencing Transfer Scheme	31 May 2018 pro forma post Reduction
Risk Weighted Assets	£111.6 billion	£66.8 billion	£52.6 billion
CET 1 Capital	£14.5 billion	£14.1 billion	£9.9 billion
CET 1 Ratio	13.0%	21.1%	18.9%

The Reduction does not have any effect on the RBS Group CET1 ratio.

Implementation of the Reduction, and thereby creating the legal separation of those RBS Group entities that will be within the ring-fenced sub-group from those held outside the ring-fence, represents the achievement of a further key milestone in our journey to compliance with the ring-fencing legislation.

For further information, please contact:

RBS Investor Relations

Matt Waymark

Head of Investor Relations

+44 (0) 20 7672 1758

Paul Pybus

Head of Debt Investor Relations

+44 (0) 20 7678 1153

RBS Media Relations

+44 (0) 13 1523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding and contribution requirements, on-going litigation and regulatory investigations, profitability and financial performance (including financial performance targets), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS's restructuring and transformation programme, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words "intend", "expect", "anticipate", "target", "plan", "believe", "risk", "estimate", "project", "commit", "should", "could", "probability", "Value-at-Risk (VaR)", "goal", "objective", "may", "endeavour", "outlook", "optimistic", "prospects" and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA) and other materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

MAR - Inside Information

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR).  For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Matt Waymark, Head of Investor Relations for The Royal Bank of Scotland Group.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	July 2, 2018	By:	/s/ Caroline Storrie
			Name:	Caroline Storrie
			Title:	Assistant Secretary